DINSMORE & SHOHL LLP

ATTORNEYS

A. Scott Fruechtemeyer

513-977-8589

scott.fruechtemeyer@dinslaw.com

May 8, 2008

Via EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attn:

David L. Orlic

Special Counsel

Division of Corporation Finance

Re:

N-Viro International Corporation

Revised Preliminary Proxy Statement on Schedule 14A

File No. 000-21802

Dear Mr. Orlic:

On behalf of our client, N-Viro International Corporation (“N-Viro”), we are writing to respond to the comments we received from the Securities and Exchange Commission (the “Commission”), transmitted in a letter dated May 2, 2008, to N-Viro’s Preliminary Proxy Statement on Schedule 14A filed on April 25, 2008 (the “Original Filing”).  Contemporaneous with the filing of this letter, N-Viro is filing with the Commission Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), which has been revised to address the comments received from the Commission.

Further, in connection with the responses below, N-Viro acknowledges the following:

•

N-Viro is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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N-Viro may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

May 8, 2008

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We are submitting this letter on behalf of N-Viro, and the terms “we,” “us,” and “our” in the following responses refer to N-Viro.

General

Comment No. 1.

Please revise your form of proxy and the corresponding disclosure in your proxy statement and notice to stockholders to present the proposed bylaw amendments regarding majority voting for election of directors, supermajority voting for changes to the board, the constituency clause, and meetings of the board of directors as four separate proposals.

Response:

We have revised the form of the proxy and the corresponding disclosure in the Proxy Statement and notice to stockholders to present the proposed amendments to our By-laws as four separate proposals.  As set forth in Amendment No. 1, we present the By-law amendments as Proposals 5 through 8, as follows:

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Proposal 5 - To approve amendments to our Amended and Restated By-laws regarding plurality voting in contested elections of Directors and to add advance notice requirements for stockholder nominees.

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Proposal 6 - To approve amendments to our Amended and Restated By-laws regarding supermajority voting requirements for changes to the Board of Directors.

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Proposal 7 - To approve an amendment to our Amended and Restated By-laws to add a constituency clause.

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Proposal 8 - To approve amendments to our Amended and Restated By-laws regarding requirements for calling special meetings of our Board and quorum requirements for all meetings of our Board.

Proposal 4

Comment No. 2.

Please revise this section to make clear that the provision giving the board of directors the power to adopt bylaws without a stockholder vote may have anti-takeover implications.  Refer your stockholders to the discussions appearing later in the document regarding the currently proposed bylaws amendment which will have anti-takeover implications, and make clear to investors that further changes in or enhancements to

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Securities and Exchange Commission

May 8, 2008

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bylaw provisions such as those would be adoptable by the board without a stockholder vote, if the proposal regarding amendments to the bylaws is approved.

Response:

We have revised the discussion in Proposal 4 to make it clear that giving the Board the power to make, alter or repeal by-laws without a vote could have anti-takeover implications, in that the Board could adopt By-laws without stockholder approval that may have the effect of discouraging or delaying a third party from making a tender offer or otherwise attempting to obtain control of the Company or remove incumbent management.

In addition, we have included a general discussion and a cross-reference in Proposal 4 to discussions appearing later in Amendment No. 1 regarding the anti-takeover implications of the proposed By-law amendments and the existing provisions in our charter and By-laws which may have anti-takeover effects.  Further, we have included a new section in Amendment No. 1 entitled “Anti-Takeover Effects of Proposals” which provides additional information regarding the anti-takeover implications of the proposed amendments to our Certificate of Incorporation and our By-laws and a description of existing provisions in our charter and By-laws which may have anti-takeover effects.

Proposal 5

Anti-Takeover Protections: Supermajority Voting to Change the Board and Enhanced Requirements for Special Meetings and Quorums

Comment No. 3 [2].

Please inform us whether your board of directors unanimously approved each anti-takeover proposal.  If the vote on any of these proposals was not unanimous, please disclose this fact and identify the dissenting directors and the reasons form such dissent.

Response:

Our board unanimously approved each anti-takeover proposal, in that all board members taking action on the proposals voted in favor of approval.  However, one director, Mr. DiPrete, abstained from voting on the proposals.  We have revised the disclosure in Amendment No. 1 to identify the unanimous approval by the Board and the abstention by Mr. DiPrete.

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Securities and Exchange Commission

May 8, 2008

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Comment No. 4 [3].

Please revise your disclosure to discuss how the anti-takeover proposals will operate.  Clearly explain how the proposals would modify your current corporate practice.  Also, please revise your disclosure to indicate whether management has knowledge of any specific effort to accumulate the company’s securities or to obtain control of the company by means of a merger, tender offer, solicitation in opposition to management or otherwise.  Provide a description of such effort, if applicable.  Please also identify in this section any other provisions currently in the company’s charter or bylaws that have an anti-takeover effect.

Response:

We have revised the disclosure in all of the proposed amendments to the By-laws, including the proposals relating to supermajority voting for changes to the Board (Proposal 6) and enhanced requirements for calling special meetings of directors and for quorums for meetings of directors (Proposal 8), to discuss the effects and operation of the proposed amendments.

In addition, we have included a new section in Amendment No. 1 entitled “Anti-Takeover Effects of Proposals” which provides some additional information regarding the anti-takeover implications of the proposed amendments to our Certificate of Incorporation and our By-laws and a description of existing provisions in our charter and By-laws which may have anti-takeover effects.

Comment No. 5 [4].

Please revise your discussion of the proposed constituency clause to state clearly the anti-takeover effect of such proposal.

Response:

We  have revised the discussion regarding the proposed By-law amendment to add a constituency clause (Proposal 7) to identify the anti-takeover effects of the proposal.  In particular, we have included the following discussion:

For example, the Board may consider the social and economic effects of a transaction on employees, customers, suppliers, creditors and other constituents of the company. Such a constituency clause does not prevent takeover attempts, but it may provide an otherwise unavailable reason for a Board to decline an acquisition proposal which individual stockholders may deem to be in their best interests or under which stockholders may receive a substantial premium for their shares over then current market prices.  However, the Board believes that the

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Securities and Exchange Commission

May 8, 2008

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adoption of the constituency clause will allow it to exercise greater flexibility in evaluating proposed transactions and ensuring a thorough evaluation of the impact of any transaction.

Amendments Regarding Board of Directors Meetings

Comment No. 6 [5].

Please disclose how this proposal will operate.  If this proposal would have anti-takeover effects, please indicate this and explain such anti-takeover effects.

Response:

We have revised the discussion regarding the proposed By-law amendment to adopt enhanced requirements for calling special meetings of directors and for quorums for meetings of directors (Proposal 8) to discuss the effects and operation of the proposed amendments.  In particular, we identify how the process would work for calling special meetings and the number of directors required for a quorum of the Board for transacting business.   In addition, we indicate that the proposed amendments may have anti-takeover effects, in that a person attempting a takeover bid could be delayed or deterred by not being able to call a special meeting of the Board or be able to convene a quorum of the Board to consider a proposal, without meeting the enhanced requirements under the amendments.

* * * * *

We appreciate the assistance the Staff has provided with its comments to the Original Filing.  We will be pleased to respond promptly to any request for additional information or material that we may provide in order to facilitate your review.  My direct dial telephone number is (513) 977-8589.

Best regards,

/s/ A. Scott Fruechtemeyer

A. Scott Fruechtemeyer

ASF/ag

cc:

Mr. Timothy R. Kasmoch

Mr. James K. McHugh